

<u>*By Electronic Mail*</u>

July 22, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: VanEck Ethereum ETF
        Issuer CIK: 0001860788
        Issuer File Number: 333-255888
        Form Type: 8-A12B
        Filing Date: July 22, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. ("Exchange") certifies its approval for listing and registration of shares of VanEck Ethereum ETF upon official notice of issuance.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications